August 7, 2015

VIA EDGAR AND FEDERAL EXPRESS
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Jennifer Gowetski, Special Counsel

Re:    Hines Global REIT II, Inc.
Pre-Effective Amendment No. 1 to Post-Effective
Amendment No. 5 to Form S-11
Filed August 7, 2015
File No. 333-191106

Dear Ms. Gowetski:

On behalf of Hines Global REIT II, Inc., a Maryland corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules and regulations promulgated thereunder (the “Securities Act”), please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 5 to the above-referenced Registration Statement (the “Registration Statement”) on Form S-11 (“Pre-Effective Amendment No. 1”).
Pre-Effective Amendment No. 1 includes revisions in response to the comment letter from the Staff of the Commission (the “Staff”) to Shea Morgenroth of the Company, dated July 29, 2015 (the “Comment Letter”). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.
For the Staff’s convenience, the Company is providing the Staff with one clean copy of Pre-Effective Amendment No. 1 and four marked copies of Pre-Effective Amendment No. 1, which have been marked to indicate the location of changes from Post-Effective Amendment No. 5 to the Registration Statement filed on July 15, 2015, together with four copies of this response letter.
General

1.	Please revise footnote 2 on the prospectus cover page to clarify that proceeds are calculated before deducting the ongoing distribution and stockholder servicing fee payable on Class T shares.

Ms. Jennifer Gowetski
August 7, 2015

Response:
The Company has added a sentence to the disclosure in footnote 2 to the table on the prospectus cover page which says: “In addition, an annual distribution and stockholder servicing fee is payable on Class T Shares out of distributions or operations.” However, the Company has not indicated that the amount shown in the column “Proceeds, Before Expenses, To Us” is calculated before deducting the ongoing distribution and stockholder servicing fee because this amount is not paid by proceeds, but rather from operating cash, which results in lower distributions paid to Class T shares. Distributions paid with respect to all Class T shares will be lower than those paid with respect to Class A shares because distributions paid with respect to all Class T shares will be reduced by the payment of the distribution and stockholder servicing fee as disclosed on page 7 and elsewhere in the prospectus.

2.
We note that your disclosure of the estimated use of proceeds and management compensation assumes that 20% of the common shares sold in the primary offering are Class A shares and that 80% sold are Class T shares. We note that this assumption appears to reduce the amounts of commissions and fees you plan to pay from the proceeds raised in this offering. Please revise to explain the basis for this assumption.

Response:
The Company has presented the information in the estimated use of proceeds and management compensation disclosure based on its best estimate of the percentage of shares of each class that will be sold. The Company based this assumption on discussions with Hines Securities, Inc., the dealer manager for the Company’s offering (the “Dealer Manager”) and on discussions with the broker dealer firms which have sold the Company’s securities. Based on these discussions, and because of the recent changes to FINRA Rule 2310 and NASD Rule 2340 pertaining to account statements that take effect in April 2016, the Company believes that most broker dealers will be interested in selling the Class T shares, although a smaller group of broker dealers will continue to be interested in selling a “traditional” public, non-traded REIT share like the Class A share. Based on this input, the Company believes that its assumption is reasonable, although there can be no assurances as to how many shares of each class will be sold. As requested by the Staff, the Company has added a sentence to the “Estimated Use of Proceeds” to say: “We have assumed what percentage of shares of each class will be sold based on discussions with the Dealer Manager and broker dealers but there can be no assurance as to how many shares of each class will be sold.”
Why are we offering two classes of our common stock and what are the similarities and differences between the classes?, page 6

3.
We note your disclosure on page 6 regarding the situations in which a Class T share will be converted to a Class A share. With respect to the scenario identified in (iv), please revise your disclosure to clarify which entity is responsible for determining whether the fees paid by a stockholder within his or her personal account equals 10% of the gross offering price of all shares held in such account.

Ms. Jennifer Gowetski
August 7, 2015

Please also clarify how an investor will receive notice that their Class T shares have been converted to Class A shares.
Response:
The Company advises the Staff that the transfer agent, on behalf of the Company, will be responsible for determining whether fees paid by a stockholder within his or her particular account equals 10.0% of the gross offering price at the time of investment of the shares held in such account. Additionally, investors will receive notice that their Class T shares have been converted into Class A shares in accordance with industry practice at that time, which the Company expects to be either a transaction confirmation from the transfer agent or notification through the next account statement following the conversion. As requested by the Staff, the Company has revised the disclosure in Pre-Effective Amendment No. 1 to reflect these responses, as disclosed on page 6 and elsewhere in the prospectus.
Class T Shares, page 7

4.
We note your disclosure on page 7 that “the maximum distribution and stockholder servicing fee that may be paid on a Class T Share will be equal to $.50.” Please tell us your basis for the assumptions used to calculate this amount. In addition, please revise to clarify that you are providing an estimated aggregate amount that a Class T shareholder will have to pay and that the maximum distribution and stockholder servicing fee may be greater than $.50 or advise.

Response:
The Company advises the Staff that per the rules of the Financial Regulatory Authority (“FINRA”), total underwriting compensation cannot exceed 10.0% of the gross offering proceeds. In accordance with the 10.0% underwriting compensation limit, holders of Class T shares may only pay up to approximately $0.94 in underwriting compensation with respect to their Class T shares. Once this limit is reached, the distribution and stockholder servicing fee will cease and the Class T shares will be converted into Class A shares. The total upfront fees paid on Class T shares will equal approximately $0.44, which reflects a 2.0% selling commission and a 2.75% dealer manager fee for Class T shares. As a result, the maximum distribution and stockholder servicing fee that may be paid on Class T shares will equal approximately $0.50 per share assuming a $9.45 share price. The Company has added a new third sentence to the second bullet under “Class T Shares” on page 7 that reads: “To the extent the offering price increases, the amount of this fee may also increase.”

5.
We note your disclosure on page 7 that: “If a stockholder’s account includes Class T Shares and the stockholder makes a subsequent purchase of Class T Shares in the primary offering in the same stockholder account, the total underwriting compensation limit will be based on the total number of primary offering Class T Shares in the account and the distribution and stockholder servicing fees will be calculated on all of the primary offering Class T Shares in the account, such that the conversion of the Class T Shares from the initial purchase will be delayed and the accrual of the distribution and stockholder servicing fees and the conversion of the

Ms. Jennifer Gowetski
August 7, 2015

Class T Shares with respect to the subsequent purchase will happen on a more accelerated basis than would have been the case if the stockholder had made the subsequent purchase in a separate account.” Please revise your disclosure to clarify the context for the discussed “conversion of the Class T Shares from the initial purchase.”
Response:
Pursuant to your conversation with Judy Fryer on August 5, 2015, the Company will add the following sentence at the end of the disclosure to which you refer in your comment on page 8: “Purchasing additional primary shares in the same account will not increase the amount of the distribution and stockholder servicing fees paid with respect to an investor’s shares, but will only affect the timing of such payments.”

6.
You state on page 7 that distributions paid with respect to all Class T Shares, including those issued pursuant to the distribution reinvestment plan, will be lower than those paid with respect to Class A Shares because distributions paid with respect to all Class T Shares will be reduced by the payment of the distribution and stockholder servicing fees. Please provide an analysis regarding how it is appropriate that Class T Shares issued pursuant to the distribution reinvestment plan will pay the distribution and stockholder serving fees or advise.

Response:
Subject to certain exceptions that are not relevant here, FINRA rules do not permit the payment of underwriting compensation to broker dealers in connection with the issuance of shares by a non-traded REIT pursuant to a distribution reinvestment plan (“DRP”).   Neither the Company, nor any other party is paying underwriting compensation to broker dealers based on the shares that their clients purchase in the DRP.  Accordingly, in compliance with these rules, the distribution and stockholder servicing fees are not being calculated or paid to the Dealer Manager or broker dealers with respect to any shares issued pursuant to the DRP.  The reason that the distributions must be reduced equally for all Class T shares is that otherwise, if distributions with respect to some Class T shares were paid in different amounts than for other Class T shares, this could give rise to preferential dividends that would not be deductible by the Company for federal income tax purposes, and could also result in a loss of its qualification as a REIT.  The loss of REIT status would cause the income of the Company to be taxed and would be expected to have a significant adverse effect on its stockholders.
For your information, this is the same structure that has been used by sponsors of non-traded public REITs since W.P. Carey adopted it with respect to their Class C shares in their Corporate Property Associates 18—Global Incorporated Offering, which was declared effective on May 7, 2013.

Ms. Jennifer Gowetski
August 7, 2015

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If you should have any questions about this letter or require any further information, please call me at 212-801-9330.
Sincerely,

Greenberg Traurig, LLP

/s/ Judith D. Fryer
Judith D. Fryer
Shareholder

cc:    Shea Morgenroth, Hines Global REIT II, Inc.